Filed by Queens County Bancorp, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Queens County Bancorp, Inc.
                                                     Commission File No. 0-22278


                                                               Ilene A. Angarola
                       June 27, 2000                              Vice President
                                                              Investor Relations
                                                          718-359-6401, ext. 275

                                    At Haven Bancorp,Inc.:    Catherine Califano
                                                           Senior Vice President
                                                       & Chief Financial Officer
                                                                    516-683-4483

            HAVEN BANCORP, INC. TO MERGE INTO QUEENS COUNTY BANCORP,
                    FORMING NEW YORK COMMUNITY BANCORP, INC.;
  $196 MILLION TRANSACTION EXPECTED TO GENERATE DOUBLE-DIGIT EARNINGS ACCRETION

Queens, N.Y., June 27, 2000 - Queens County Bancorp, Inc. (Nasdaq: QCSB) and Haven Bancorp, Inc. (Nasdaq: HAVN) today announced the signing of a definitive agreement under which Haven will merge into Queens County Bancorp, Inc. in a transaction valued at approximately $196 million.

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Haven Bancorp shareholders are expected to receive 1.04 shares of Queens County Bancorp common stock in exchange for each share of Haven Bancorp stock. The transaction, which is tax-free to Haven's shareholders, values each share of Haven Bancorp at $18.85, based on Queens County Bancorp's closing price of $18.125 on June 27, 2000.

The combined entity, to be named New York Community Bancorp, Inc. (and traded on Nasdaq under the symbol "NYCB"), will have assets of approximately $5.1 billion and deposits of approximately $3.2 billion prior to a planned restructuring. Upon completion of the merger, the pro forma company will have a network of 19 traditional branch offices and three customer service centers serving Queens and Nassau counties, and 62 supermarket branches extending throughout the New York metropolitan area. In Queens, the company will command an 8% share of the market, ranking third among thrifts. The traditional branches and customer service centers will operate under the Queens County Savings Bank banner; the supermarket branches will continue to operate under the name of CFS Bank.

According to Joseph R. Ficalora, Chairman, President, and Chief Executive Officer of Queens County Bancorp, Inc., who will serve as Chairman, President, and Chief Executive Officer of NYCB, it is currently expected that the New Jersey and Connecticut supermarket branches will be sold. There are no plans to sell or close any of the traditional branch offices or customer service centers.

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Haven Bancorp to Merge Into Queens County Bancorp                      2 2 2 2 2
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The transaction is expected to close in the fourth quarter of 2000, subject to shareholder and regulatory approvals, and will be accounted for using the purchase method of accounting. Queens County will repurchase up to 20% of the shares to be issued in the transaction, and may, under certain circumstances, purchase shares of Haven prior to closing.

Commenting on the merger, Mr. Ficalora stated, "This transaction marries a proven deposit generator--Haven--with a proven generator of high quality assets--Queens County. The case for the combination is compelling, and the new institution will build upon the respective strengths of the individual entities. With an 80% pro forma ratio of loans to deposits, there will be significant opportunity for us to expand our profitable multi-family lending, while at the same time reaping the benefits of Haven's fee generation capabilities.

"The merger is expected to be approximately 25% accretive to earnings in 2001," added Mr. Ficalora, "reflecting an estimated annual cost savings of $14.0 million, or $8.5 million after-tax, equivalent to 20% of Haven's annualized core operating expense. The combined company will record approximately $31.0 million in pre-tax merger-related charges, which will be reflected in goodwill.

"As a result of the purchase transaction, Haven's loan and securities portfolios will be marked to market, providing us with the flexibility to restructure the balance sheet," Mr. Ficalora said. "Approximately $1.0 billion of one-to-four family loans and securities are expected to be sold following the merger, and the proceeds used to reduce the combined company's funding costs. We believe that this strategy establishes a foundation for significant earnings growth at NYCB in 2001 and beyond."

Haven's Chairman and Chief Executive Officer Philip Messina added, " We believe that this strategic transaction with Queens County Bancorp is an excellent opportunity for Haven shareholders. Recognized as the top performing thrift in the nation, Queens County is a respected financial institution with an attractive currency, a strong dividend, and a commitment to the core marketplace we serve. We look forward to working with Queens County toward a smooth transition."

It is anticipated that three current members of the Haven Board of Directors will be named to the Board of NYCB. Upon completion of the merger, William J. Jennings II, President and Chief Operating Officer of Haven, and Dennis Hodne, Haven's Senior Vice President, Retail Banking, will join the NYCB executive management team.


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Haven Bancorp to Merge into Queens County Bancorp                      3 3 3 3 3
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New York Community Bancorp will be headquartered in Westbury, New York at
Haven's current executive offices. Commenting on the proposed move to Long Island, Mr. Ficalora noted, "Earlier this quarter, Queens County Bancorp negotiated a transaction calling for the sale of its executive office building to the developer who previously contracted to acquire the adjacent parking lot, for a pre-tax gain of approximately $14.0 million. The move to Haven's headquarters will enable us to realize both tax and operating benefits. At the same time, we will reap the benefits of the sale of our Main Street property." Arrangements have been made to relocate the Bank's main branch in Flushing to a commercial banking office on Roosevelt Avenue, one block away.

In connection with the merger agreement, Haven issued a stock option to Queens County to purchase, under certain circumstances, up to 19.9% of Haven's common stock.

Queens County Bancorp will conduct a conference call on Wednesday, June 28, 2000, at 9:00 a.m. to elaborate on the strategic and financial implications of the merger with Haven Bancorp, Inc. In the United States, the phone number to call is 888-790-1827 (Password: New York Community Bank). International calls may be placed to 312-470-0138. The conference call presentation may be obtained by logging on to the Company's web site, www.qcsb.com. The conference call will be available for replay through midnight, Thursday, June 29, 2000, at the following numbers: 888-566-0430 (domestic) and 402-998-0602 (international).

Queens County Bancorp, Inc. is the $2.0 billion holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City Borough of Queens. The Bank gathers deposits from its customers in Queens and Nassau County through 11 traditional banking offices and three customer service centers, and invests these funds in the origination of multi-family mortgage loans throughout metropolitan New York. Additional information about the Company and its financial performance may be found at www.qcsb.com.

Haven Bancorp, Inc. is the $3.0 billion holding company for CFS Bank, a community-oriented institution offering deposit products, residential and commercial real estate loans, and a full range of financial services, including discount brokerage, mutual funds, annuities, and insurance products, through eight traditional banking offices and sixty-two supermarket branches located throughout metropolitan New York.

Queens County Bancorp and Haven Bancorp will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

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Haven Bancorp to Merge Into Queens County Bancorp                      4 4 4 4 4
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Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Haven Bancorp will be available free of charge from Haven Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Queens County Bancorp will be available without charge from the Vice President, Investor Relations, Queens County Bancorp, 38-25 Main Street, Flushing, New York 11354.

The directors, executive officers, and certain other members of management of Queens County Bancorp and Haven Bancorp may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

       Safe Harbor Provisions of the Private Litigation Reform Act of 1995
       -------------------------------------------------------------------

Certain statements contained within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

In addition, factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the companies' operations, pricing, and services.

The company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.